                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1 )*
                          ALLIED RESEARCH CORPORATION
                 ------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                 ------------------------------------------------
                        (Title of Class of Securities)

                                   019483106
                        ------------------------------
                                (CUSIP Number)

                                Thomas J. Rice
                               Coudert Brothers
                          1114 Avenue of the Americas
                           New York, New York 10036
                   -----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 8, 1998
                      ---------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index: Page 5

                                                             Page 1 of 5 Pages

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                                 SCHEDULE 13D

CUSIP No. 019483106

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  Lionheart Group, Inc.
                  13-3790-376

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /

                                             b.  /X/

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 319,388
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   319,388
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  319,388

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                           |_|

13       Percent of Class Represented By Amount in Row (11)

                  6.7%

14       Type of Reporting Person*

                  IA

                                                             Page 2 of 5 Pages

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         This Amendment No. 1 to the original statement of beneficial ownership on Schedule 13D filed by the Reporting Person on September 9, 1998 has been prepared to report (i) the acquisition by the Reporting Person of additional shares in the Issuer and (ii) additional information regarding the Reporting Person's purpose, plans and proposals behind the acquisitions. Defined terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Reporting Person's original Schedule 13D filing.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         All of the $577,576 used to make the purchase of the 78,400 additional Shares acquired by the Reporting Person came from the working capital of the investment funds and managed accounts directed by the Reporting Person.

Item 4.  Purpose of Transaction
         ----------------------

Item 4 is supplemented with the following information:

         The Reporting Person has acquired 78,400 additional Shares (1.65% of the outstanding) for investment purposes. The Reporting Person has been in communication with management of the Issuer concerning the direction of the Issuer. The Reporting Person has made a number of suggestions to the management of the Issuer, including:

         - Conducting (at the management and Board level) a review of the strategic direction of the Issuer with a view to adopting and implementing a specific strategic plan to replace the plan annunciated (but never fully implemented) in the Issuer's annual report for 1993, such review to consider acquisition opportunities (particularly in the U.S.) and possible divestitures (particularly in Europe);

         - Considering the possible appointment of the Issuer's President\Chief Operating Officer to the Board of the Issuer; and

         - Strengthening the Issuer's finance department by adding new or additional finance executives.

         In addition, the Reporting Person has formally requested that the Issuer appoint Mr. Soukup to the Issuer's Board.

         Depending upon market conditions, the availability of financing and such other circumstances as the Reporting Person deems relevant, the Reporting Person may acquire additional Shares (in private or open-market transactions) or sell some or all of its Shares.

         Except as discussed in the foregoing three paragraphs, the Reporting Person has no specific plans or proposals which relate to or would result in any events, actions or conditions specified in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13(D) or any similar action, event or condition.

                                                             Page 3 of 5 Pages

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Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         Items 5(a), (b), and (c) are amended as follows:

(a) The Reporting Person may be deemed to beneficially own 319,388 Shares (which constitute approximately 6.7% of the Issuer).

(b) The Reporting Person has sole voting and dispositive power with respect to the 319,388 Shares it may be deemed to beneficially own.

(c) Since the date of the filing of the original statement of beneficial ownership on Schedule 13D, accounts managed by the Reporting Person purchased on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such purchases were made on the open market.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Exhibit A: Transactions in Shares of Common Stock since the previous filing on Schedule 13D.

                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 1998
                                      LIONHEART GROUP, INC.

                                      By: /s/ C. Duncan Soukup
                                         ---------------------------
                                            C. Duncan Soukup, President

                                                             Page 4 of 5 Pages